                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 2
                                       TO
                                   SCHEDULE TO
                                 (RULE 14D-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           iLINC COMMUNICATIONS, INC.
              (Name of Subject Company and Filing Person (Issuer))

                   12% Convertible Subordinated Notes Due 2012
                         (Title of Class of Securities)

                                    451724108
                      (CUSIP Number of Class of Securities)

                              James M. Powers, Jr.
      Chairman of Board of Directors, President and Chief Executive Officer
                           iLinc Communications, Inc.
                         2999 N. 44th Street, Suite 650
                                Phoenix, AZ 85018
                                 (602) 952-1200
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
               and Communications on Behalf of the Filing Person)

                                    COPY TO:

                              Richard S. Roth, Esq.
                              Jackson Walker L.L.P.
                          1401 McKinney St, Suite 1900
                                Houston, TX 77010
                                 (713) 752-4209

                            CALCULATION OF FILING FEE

TRANSACTION VALUATION                                       AMOUNT OF FILING FEE

     $5,625,000                                                   $672.44**

** PREVIOUSLY PAID

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

--------------------------------------------- ----------------------------------
Amount Previously Paid:                       Filing Party:
--------------------------------------------- ----------------------------------
Form or Registration No.:                     Date Filed:
--------------------------------------------- ----------------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] Third party tender offer subject to Rule 14d-1.

[X] Issuer tender offer subject to Rule 13e-4.

[ ] Going private transaction subject to Rule 13e-3.

[ ] Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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THIS AMENDMENT NO. 2 TO SCHEDULE TO AMENDS ONLY THE ITEMS SET FORTH BELOW.

ITEM 1.  SUMMARY TERM SHEET.

iLinc Communications, Inc. ("iLinc") announced on March 29, 2005 that it was extending the Expiration Date of the Exchange Offer to April 29, 2005 at 5:00 pm Eastern Daylight Time.

All references in the Offer to Exchange and Supplement No. 1 to the Offer to Exchange to warrants to purchase shares of common stock on or before March 29, 2005 with an exercise price of $3.00 per share (the "$3.00 Warrants") are hereby deleted in their entirety. The $3.00 Warrants expired by their terms on March 29, 2005. Instead of offering amendments to the $3.00 Warrants as part of the consideration for tendering Notes, new warrants to purchase Common Stock will be issued to tendering holders of Notes in the Exchange Offer. The terms of such warrants have not yet been determined by iLinc. At such time as iLinc determines the terms of such warrants, this Schedule TO will be amended.

ITEM 2.  SUBJECT COMPANY INFORMATION.

This item is amended by the information set forth under Item 1 above.

ITEM 4.  TERMS OF THE TRANSACTION.

This item is amended by the information set forth under Item 1 above.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

This item is amended by the information set forth under Item 1 above.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

This item is amended by the information set forth under Item 1 above.

ITEM 10.  FINANCIAL STATEMENTS.

This item is amended by the information set forth under Item 1 above.

ITEM 12.  EXHIBITS.

This item is amended by the information set forth under Item 1 above.

(a)(1)(vii) Press Release, dated March 29, 2005

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

iLinc Communications, Inc.


By:  /s/ James M. Powers, Jr.
     ------------------------
Name:    James M. Powers, Jr.
Title:   Chairman of the Board of Directors, President and Chief Executive
         Officer
March 29, 2005


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Exhibit (a)(1)(vii) Press Release, dated March 29, 2005



CONTACT:   JAMES M. POWERS, JR.
           PRESIDENT AND CHIEF EXECUTIVE OFFICER
           (602) 952-1200

               ILINC COMMUNICATIONS EXTENDS TENDER OFFER DEADLINE
               --------------------------------------------------


PHOENIX, Arizona (March 29, 2005) iLinc Communications, Inc. (AMEX:ILC), developers of one of the most feature-rich and secure Web conferencing and integrated audio conferencing solutions, today announced that it is extending the deadline of its offer to exchange its common stock for the principal balance of its convertible subordinated promissory notes until April 29, 2005 at 5:00 pm Eastern Daylight Time.

The warrants for 5,625,000 shares of the company's common stock that had been issued in association with the notes that are the subject of the Offer to Exchange expired today on their own terms without exercise. Instead of offering amendments to those warrants as part of the consideration for tendering notes, the company intends to issue new warrants to purchase the company's common stock to those tendering their notes in the Offer to Exchange. The terms of such warrants have not yet been determined, and at such time as the company determines the terms of such warrants, the Schedule TO associated with the Offer of Exchange will be amended.


ABOUT ILINC COMMUNICATIONS, INC.
iLinc Communications, Inc. is a leading developer of conferencing products and services for highly secure and cost-effective collaborative online meetings, presentations, and training sessions. The Company provides integrated Web and audio conferencing as a Web-based service, onsite installable software, or through hybrid ownership licensing in which customers pay a one-time fee for unlimited conferencing yet the software is hosted by iLinc. Our products and services include the iLinc suite of Web Conferencing software (MeetingLinc, LearnLinc, ConferenceLinc, and SupportLinc); Phone (Audio) Conferencing Services; On-Demand Conferencing; and EventPlus, a service for professionally managed online and audio conferencing events. iLinc's products and services are used by organizations worldwide in sales, HR and training, marketing, and customer support. More information about the Phoenix-based company may be found on the Web at www.iLinc.com.

THIS PRESS RELEASE CONTAINS INFORMATION THAT CONSTITUTES FORWARD-LOOKING STATEMENTS MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. ANY SUCH FORWARD-LOOKING STATEMENTS INVOLVE RISK AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM ANY FUTURE RESULTS DESCRIBED WITHIN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THE RATE OF ACCEPTANCE OF THE COMPANY'S PRODUCTS AND SERVICES BY CUSTOMERS, CHANGES IN THE WEB CONFERENCING AND AUDIO CONFERENCING MARKET IN GENERAL, THE ACCEPTANCE OF NEW PRODUCTS, THE COMPANY'S NEED FOR WORKING CAPITAL, THE RESULT OF PENDED LITIGATION, THE COMPETITION THE COMPANY FACES FROM LARGER AND MORE WELL-CAPITALIZED COMPETITORS, AND OTHER MATTERS MORE FULLY DISCLOSED IN THE COMPANY'S ANNUAL REPORT ON FORM 10-K, QUARTERLY REPORTS ON FORM 10-Q, AND OTHER REPORTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THE FORWARD-LOOKING INFORMATION PROVIDED HEREIN REPRESENTS THE COMPANY'S ESTIMATES AND EXPECTATIONS AS OF THE DATE OF THE PRESS RELEASE, AND SUBSEQUENT EVENTS AND DEVELOPMENTS MAY CAUSE THE COMPANY'S ESTIMATES AND EXPECTATIONS TO CHANGE. THE COMPANY SPECIFICALLY DISCLAIMS ANY OBLIGATION TO UPDATE THE FORWARD-LOOKING INFORMATION IN THE FUTURE. THEREFORE, THIS FORWARD-LOOKING INFORMATION SHOULD NOT BE RELIED UPON AS REPRESENTING THE COMPANY'S ESTIMATES AND EXPECTATIONS OF ITS FUTURE FINANCIAL PERFORMANCE AS OF ANY DATE SUBSEQUENT TO THE DATE OF THIS PRESS RELEASE.


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